(The following is an unofficial English translation of the Report for the 65th Fiscal Year of Advantest Corporation (the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)







                         Report for the 65th Fiscal Year
                         -------------------------------
                     (April 1, 2006 through March 31, 2007)
                     --------------------------------------





                              Advantest Corporation
                              ---------------------

                                    Contents
                                    --------


Message to Shareholders  3

(Attachments to the Convocation Notice of the 65th Ordinary General Meeting of Shareholders)

Business Report  4
Consolidated Balance Sheets  20
Consolidated Statements of Income  21
Consolidated Statements of Stockholders' Equity  22
Notes to Consolidated Financial Statements  23
Balance Sheets  26
Statements of Income  27
Statements of Changes in Stockholders' Equity  28
Notes to Non-Consolidated Financial Statements  29
Copy of Independent Auditor's Audit Report (Consolidated)  33
Copy of Independent Auditor's Audit Report  34
Copy of Board of Corporate Auditors' Audit Report  35

(Reference) Memorandum to Shareholders  37

                             Message to Shareholders
                             -----------------------

To Our Shareholders

     We are pleased to send you our "Report for the 65th Fiscal Year (from April 1, 2006 to March 31, 2007)."

     Although there were some causes for concern in the global economy during the fiscal year 2006, such as the sharp rise of the oil price, increase in long-term interest rate and risk of the burst of the bubble in the housing industry in the United States, Europe enjoyed a steady economic recovery, and economy in China and other Asian countries over all remained strong.

     The semiconductor industry remained mostly steady, supported by an increase in demand in flat-panel TVs and game devices, even though substantial decline in the price of flash memory semiconductors led some semiconductor manufacturers to restrict their capital expenditures. Furthermore, favorable factors for Advantest included increased investments by semiconductor manufacturers with respect to 300 mm wafer manufacturing capacity, as well as increased capital expenditures by DRAM semiconductor manufacturers from the second half of the fiscal year, in preparation for the launch of sales of computers equipped with a new operating system.

     In light of this environment, Advantest made concentrated efforts to increase orders received and expand sales with a focus on providing quality products and services and comprehensive test solutions that meet various kinds of customer demands. Advantest continued to make efforts to implement a thorough inventory control based on the just-in-time production system, to improve the quality of products and to reduce costs.

     As a result of the above, as compared to the previous fiscal year, orders received decreased by 6.4 % to (Y)242.9 billion. Net sales decreased by 7.4 % to
(Y)235.0 billion, income before income taxes for the fiscal year decreased by
9.4 % to (Y)61.1 billion, and net income for the fiscal year decreased by 14.1 % to (Y)35.6 billion. Overseas sales as a percentage of total sales were 69.0 %, as compared with 68.0% in the previous fiscal year.

     With respect to the dividend distribution to the shareholders, in order to respond to our shareholders' continued support, Advantest is currently planning to propose a resolution, at the 65th Ordinary General Meeting of Shareholders, for shareholders' approval to distribute a year end dividend of (Y)32.50, an increase of (Y)15 from its previous forecast of (Y)17.50 per share. Since Advantest has paid an interim dividend of (Y)35 on December 1, 2006, the total dividend per share for the fiscal year is expected to be (Y)67.50.

     While maintaining "Measurements" as our core competence, Advantest intends to improve its corporate value by establishing an operation and finance structure that responds timely to changes in the global market, and by aiming to increase market share by introducing fine products that will inspire the market demands of the next generation. In October 2005, the Advantest Group launched a group-wide initiative called "Activate 21" to promote reforms that emphasize cost and efficiency from a global perspective, which will continue until the end of FY 2008.

     We hope that we may rely on you for your continued support and guidance in the future.


June, 2007

Toshio Maruyama
President and CEO

(Attachments to the Convocation Notice of the 65th Ordinary General Meeting of Shareholders)


                                 Business Report
                                 ---------------

                     (April 1, 2006 through March 31, 2007)

1.   Current Conditions of the Advantest Group

  (1)  Business conditions during the fiscal year

     (i)  Operations and Results of Business

Overall

     During the fiscal year, the Advantest Group's operating environment remained mostly steady, supported by an increase in demand in flat-panel TVs and game devices, even though substantial decline in the price of flash memory semiconductors led some semiconductor manufacturers to restrict their capital expenditures. Furthermore, favorable factors for the Advantest Group included increased investments by semiconductor manufacturers with respect to 300 mm wafer manufacturing capacity, as well as increased capital expenditures by DRAM semiconductor manufacturers from the second half of the fiscal year, in preparation for the launch of sales of computers equipped with a new operating system.

     In light of this environment, the Advantest Group made concentrated efforts to increase orders received and expand sales with a focus on providing quality products and services and comprehensive test solutions that meet various kinds of customer demands. The Advantest Group continued to make efforts to implement a thorough inventory control based on the just-in-time production system, to improve the quality of products and to reduce costs.

     As a result of the above, as compared to the previous fiscal year, orders received decreased by 6.4 % to (Y)242.9 billion. Net sales decreased by 7.4 % to
(Y)235.0 billion, income before income taxes for the fiscal year decreased by
9.4 % to (Y)61.1 billion, and net income for the fiscal year decreased by 14.1 % to (Y)35.6 billion. Overseas sales as a percentage of total sales were 69.0 %, as compared with 68.0% in the previous fiscal year.

Business conditions by Business Segment

     Semiconductor and Component Test System Segment

     In this segment, although capital expenditures for non memory semiconductors, which were positive in the previous fiscal year, stagnated, capital expenditures for DRAM semiconductors has increased since the second half of the fiscal year, resulting in an overall steady growth.

     In the memory test system market, the price of the DRAM semiconductors remained mostly stable throughout the fiscal year. Furthermore, investments in Korea and Taiwan with respect to DDR2-SDRAM semiconductors that are used in personal computers with a new operating system have rapidly increased since the second half of the fiscal year. Consequently, sales of test systems for high speed DRAM semiconductors remained positive. On the other hand, sales of test systems for flash memory semiconductors decreased from the second half of the fiscal year, due to the decline in capital expenditures of semiconductor manufacturers resulting from the substantial decrease in the price of flash memory semiconductors.

     In the market of non-memory semiconductor test system, sales of test systems for semiconductors for digital consumer devices remained steady. However, sales of T2000, a test system for micro processing units (MPU), which was positive in the previous fiscal year, decreased due primarily to a decrease in capital expenditures of the Advantest Group's major customers. Similarly, sales of test systems for LCD driver IC, which was positive in the previous fiscal year, started to decrease as a result of the adjustment of liquid crystal display panel inventories.

     As a result of the above, orders received was (Y)175.1 billion (10.5% decrease in comparison to the previous fiscal year), sales was (Y)167.8 billion (12.3% decrease) and operating income was (Y)48.6 billion (15.5% decrease).

     Mechatronics System Segment

     Although sales of non-memory semiconductor test handlers decreased, sales of memory semiconductor test handlers remained positive throughout the fiscal year. In addition, sales of device interface products, especially those targeting memory semiconductors, were positive.

     As a result of the above, orders received was (Y)54.9 billion (10.8% increase in comparison to the previous fiscal year), sales was (Y)52.0 billion (7.8% increase) and operating income was (Y)13.6 billion (14.0% increase).



     Services, Support and Others Segment

     In this segment, orders input received was (Y)18.0 billion (6.4 % decrease in comparison with the previous fiscal year), sales was (Y)18.3 billion (3.9 % decrease) and operating income was (Y)2.9 billion (25.5 % decrease).

                  Sales Breakdown by Business Segment (consolidated)

            ------------------------------------------------------------------------------------------------------------------------
                    Fiscal Year
                                                FY2005                            FY2006                        Change from the
            Segment                           (the 64th)                        (the 65th)                      previous period
            ------------------------------------------------------------------------------------------------------------------------
                                          Amount         Percentage         Amount       Percentage         Amount        Percentage
                                     (in: million yen)      (%)       (in: million yen)      (%)      (in: million yen)    increase
                                                                                                                          (decrease)
                                                                                                                              (%)
            ------------------------------------------------------------------------------------------------------------------------
            Semiconductor and                  191,415         75.4             167,815        71.4             (23,600)      (12.3)
            Component Test System
            ------------------------------------------------------------------------------------------------------------------------
            Mechatronics System                 48,260         19.0              52,025        22.1               3,765         7.8
            ------------------------------------------------------------------------------------------------------------------------
            Services, Support
            and Others                          19,062          7.5              18,312         7.8                (750)       (3.9)
            ------------------------------------------------------------------------------------------------------------------------
            Elimination and
            Corporate                           (4,815)        (1.9)             (3,140)       (1.3)              1,675           -
            ------------------------------------------------------------------------------------------------------------------------
            Total                              253,922        100.0             235,012       100.0             (18,910)       (7.4)
            ------------------------------------------------------------------------------------------------------------------------
            Overseas                           172,782         68.0             162,178        69.0             (10,604)       (6.1)
            ------------------------------------------------------------------------------------------------------------------------

            (ii)  Capital Expenditures

                  The Advantest Group invested a total of (Y)8.3 billion in
            capital expenditures in fiscal 2006. Most of the investments were used to fund new product development, manufacturing streamlining, power saving, and to expand manufacturing capacity.

            (iii) Financing

                  No significant financing activities took place in FY2006.

(2)  Conditions of Assets, Profit and Loss

     Conditions of Assets, Profit and Loss of the Advantest Group (consolidated)

     ---------------------------------------------------------------------------------------------------------
                                                  FY2003          FY2004           FY2005            FY2006
                                                (the 62nd)      (the 63rd)       (the 64th)        (the 65th)
     ---------------------------------------------------------------------------------------------------------
     Net sales (in: million yen)                  174,218         239,439          253,922           235,012
     ---------------------------------------------------------------------------------------------------------
     Net income (in: million yen)                  17,329          38,078           41,374            35,556
     ---------------------------------------------------------------------------------------------------------
     Basic net income per share (in yen)            88.18          194.77           223.17            190.01
     ---------------------------------------------------------------------------------------------------------
     Net assets (in: million yen)                 221,768         206,749          257,927           294,797
     ---------------------------------------------------------------------------------------------------------
     Total assets (in: million yen)               330,808         296,769          350,776           366,374
     ---------------------------------------------------------------------------------------------------------

     (Notes)  1:  Advantest prepared its consolidated financial statements in accordance with generally accepted accounting principles
                  (GAAP) in the United States.

     2: On October 1, 2006, a one to two stock split was made to shares of common stock. Each "Basic net income per share" is calculated on the assumption that this stock split was made at the beginning of each fiscal year.

     3: The calculation of "Basic net income per share" was based on the average number of shares issued during the relevant fiscal year reduced by the average number of treasury shares held during the fiscal year.




            [Charts illustrating the information presented in the above table.]

(3)  Significant Subsidiaries

     Significant Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------
                                                                     Percentage of
        Name of Subsidiary                 Common Stock              Voting Rights                Principal Activities
------------------------------------------------------------------------------------------------------------------------------------
Advantest Laboratories Ltd.               (Y)50 million                   100%       Research and development of measuring and
                                                                                     testing technologies
------------------------------------------------------------------------------------------------------------------------------------
Advantest Customer Support Corporation    (Y)300 million                  100%       Maintenance service for the Company's products
------------------------------------------------------------------------------------------------------------------------------------
Advanmechatec Co., Ltd.                   (Y)300 million                  100%       Manufacturing of the Company's products
------------------------------------------------------------------------------------------------------------------------------------
Advantest Manufacturing, Inc.             (Y)80 million                   100%       Manufacturing of the Company's products
------------------------------------------------------------------------------------------------------------------------------------
Advantest DI Corporation                  (Y)50 million                   100%       Manufacturing of the Company's products
------------------------------------------------------------------------------------------------------------------------------------
Japan Engineering Co., Ltd.               (Y)305 million                  100%       Development, manufacturing and sales of the
                                                                                     Company's products
------------------------------------------------------------------------------------------------------------------------------------
Advantest Finance Inc.                    (Y)1,000 million                100%       Leasing of the Company's products
------------------------------------------------------------------------------------------------------------------------------------
Advantest America, Inc.                   42,000 thousand USD             100%       Sales of the Company's products
------------------------------------------------------------------------------------------------------------------------------------
Advantest (Europe) GmbH                   10,793 thousand Euros           100%       Sales of the Company's products
------------------------------------------------------------------------------------------------------------------------------------
Advantest Taiwan Inc.                     560,000 thousand New            100%       Sales of the Company's products
                                          Taiwan Dollars
------------------------------------------------------------------------------------------------------------------------------------
Advantest (Singapore) Pte. Ltd.           15,300 thousand Singapore       100%       Sales of the Company's products
                                          Dollars
------------------------------------------------------------------------------------------------------------------------------------
Advantest Korea Co., Ltd                  5,484 million Won               100%       Support for sales of the Company's products
------------------------------------------------------------------------------------------------------------------------------------
Advantest (Suzhou) Co., Ltd.              2,700 thousand USD              100%       Support for sales of the Company's products
------------------------------------------------------------------------------------------------------------------------------------

(Note)     Percentage of voting rights includes indirectly held shares.


(4)  Challenges Ahead

     While maintaining "Measurements" as our core competence, the Advantest Group intends to improve its corporate value by establishing an operation and finance structure that responds timely to changes in the global market, and by aiming to increase market share by introducing fine products that will inspire the market demands of the next generation. To achieve these objectives, the Advantest Group promotes to further strengthen its product development operations and improve production efficiency by focusing on certain businesses, while strengthening its overseas operations and support system in the U.S., Europe and Asia.

     Furthermore, the Advantest Group seeks to increase the level of customer satisfaction by maximizing the functions of our test systems and by providing them with a solution to improve business efficiency for all types of businesses.

     In October 2005, the Advantest Group launched a group-wide initiative called "Activate 21" to promote reforms that emphasize cost and efficiency from a global perspective, which will continue until the end of FY 2008.

(5)  Primary Areas of Business

     The Advantest Group manufactures and markets semiconductor and component test systems and products related to mechatronics systems (test handlers, device interface, etc.). In addition to manufacturing, the Advantest Group also carries out research and development activities and provides maintenance services and related services in the business category of "Services, Support and Others."



(6)  Significant Sales Offices and Factories

   (i)  Japan

---------------------------------------------------------------------------------------------------------
Category                     Name of Office                       Location
---------------------------------------------------------------------------------------------------------
Head Office, Sales Office    Head Office                          Chiyoda-ku, Tokyo
and Service Office
                             ----------------------------------------------------------------------------
                             Western Japan Office                 Suita-shi, Osaka
                             ----------------------------------------------------------------------------
                             Kawasaki Office                      Kawasaki-shi, Kanagawa
---------------------------------------------------------------------------------------------------------
R&D Centers, Laboratories    Gunma R&D Center                     Meiwa-machi, Ora-gun, Gunma
                             ----------------------------------------------------------------------------
                             Otone R&D Center                     Otone-machi, Kitasaitama-gun, Saitama
                             ----------------------------------------------------------------------------
                             Kitakyushu R&D Center                Kitakyushu-shi, Fukuoka
                             ----------------------------------------------------------------------------
                             Advantest Laboratories               Sendai-shi, Miyagi
---------------------------------------------------------------------------------------------------------
Factories                    Gunma Factory                        Ora-machi, Ora-gun, Gunma
                             ----------------------------------------------------------------------------
                             Kumagaya Factory                     Kumagaya-shi, Saitama
---------------------------------------------------------------------------------------------------------

   (ii) Overseas

---------------------------------------------------------------------------------------------------------
Category                     Name of Office                       Location
---------------------------------------------------------------------------------------------------------
Sales Office and Service     Advantest America, Inc.              U.S.A.
Office
                             ----------------------------------------------------------------------------
                             Advantest (Europe) GmbH              Germany
                             ----------------------------------------------------------------------------
                             Advantest Taiwan Inc.                Taiwan
                             ----------------------------------------------------------------------------
                             Advantest (Singapore) Pte. Ltd.      Singapore
                             ----------------------------------------------------------------------------
                             Advantest Korea Co., Ltd.            Korea
                             ----------------------------------------------------------------------------
                             Advantest (Suzhou) Co., Ltd.         China
---------------------------------------------------------------------------------------------------------

(7)  Employees

     Employees of the Advantest Group (as of March 31, 2007)

     -------------------------------------------------------------------------
       Number of Employees           Change from end of previous fiscal year
     -------------------------------------------------------------------------
          3,637 (641)                                42 (136)
     -------------------------------------------------------------------------
     (Note) The numbers set forth above indicate the numbers of employees excluding part-time and non-regular employees.
             The numbers in brackets indicate the annual average number of such part-time and non-regular employees.

(8)  Major Lenders
     Not applicable.

(9) Other significant matters with respect to the current status of the Advantest Group
     None.

2.   Company Information

  (1) Equity Stock (as of March 31, 2007)

     (i)  Total number of issuable shares                     440,000,000 shares

     (ii) Total number of issued shares                       199,566,770 shares

     (iii) Number of shareholders                                         38,374

           (Note) The Company made a one to two stock split of shares of its common stock on October 1, 2006. Accordingly, the total number of issued shares increased 99,783,385 shares, and the number of issuable shares increased 220,000,000 shares, from 220,000,000 shares to 440,000,000 shares pursuant to the amendments to its articles of incorporation which were made in conjunction with the stock split.

     (iv) Major Shareholders (Top 10 shareholders)

     ---------------------------------------------------------------------------------------------------------
                                                                                 Status of Ownership
                                                                      ----------------------------------------
                           Name of Shareholder                           Number of Shares       Percentage of
                                                                       (in: thousand shares)    Ownership (%)
     ---------------------------------------------------------------------------------------------------------
     Mizuho Trust & Banking Co., Ltd. (retirement benefit trust
     (Fujitsu account), re-trust trustees, Trust & Custody Services            20,142                  10.73
     Bank, Ltd.)
     ---------------------------------------------------------------------------------------------------------
     The Master Trust Bank of Japan, Ltd. (trust account)                      15,724                   8.37
     ---------------------------------------------------------------------------------------------------------
     Japan Trustee Services Bank, Ltd. (trust account)                         13,719                   7.31
     ---------------------------------------------------------------------------------------------------------
     BNP Paribas Securities (Japan) Limited                                     5,801                   3.09
     ---------------------------------------------------------------------------------------------------------
     Japan Trustee Services Bank, Ltd. (trust account 4)                        5,332                   2.84
     ---------------------------------------------------------------------------------------------------------
     CALYON DMA OTC                                                             5,230                   2.78
     ---------------------------------------------------------------------------------------------------------
     The Dai-ichi Mutual Life Insurance Company                                 3,449                   1.83
     ---------------------------------------------------------------------------------------------------------
     Mizuho Corporate Bank, Ltd.                                                3,217                   1.71
     ---------------------------------------------------------------------------------------------------------
     Trust & Custody Services Bank, Ltd. (investment trust account)             3,127                   1.66
     ---------------------------------------------------------------------------------------------------------
     Fukoku Mutual Life Insurance Company                                       3,092                   1.64
     ---------------------------------------------------------------------------------------------------------

     (Notes)   1.   Percentage of Ownership is calculated without treasury
                    shares (11,916,485 shares).

               2. Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.) holds the 20,142 thousand shares of common stock listed above as the trustee of a retirement benefit plan of Fujitsu Limited, and exercises its voting rights pursuant to instructions given by Fujitsu Limited.

               3. The Company has acknowledged that the substantial shareholding reports shall be filed pursuant to the "Disclosure of Substantial Shareholding" prescribed in the Securities and Exchange Law, and Nomura Securities Co., Ltd. and its two affiliates jointly held 10,387 thousand shares of the Company as of March 30, 2007 according to the substantial shareholding reports filed on April 6, 2007. However, the Company has not included the number of shares held by an unverified number of beneficial owners in the table above.


     (Reference) [INSERT PIE CHART HERE]

     Financial Institutions       232 holders, 96,704 thousand shares (48.5%)
     and Securities Company

     Non-Japanese Holders         515 holders, 66,788 thousand shares (33.5%)

     Individuals and Others       37,216 holders, 20,042 thousand shares (10.0%)

     Other Entities               411 holders, 16,031 thousand shares (8.0%)

(2)  Stock Acquisition Rights

     (i) Stock acquisition rights held by directors and corporate auditors (as of March 31, 2007)

----------------------------------------------------------------------------------------------------------------------------------
                                  The resolution at the   The resolution at the   The resolution at the   The resolution at the
                                  Board of Directors      Board of Directors      Board of Directors      Board of Directors
                                  held on June 27,        held on June 25,        held on June 28,        held on June 27,
                                  2003                    2004                    2005                    2006
----------------------------------------------------------------------------------------------------------------------------------
Date of issuance                  June 27, 2003           July 1, 2004            July 4, 2005            July 12, 2006
----------------------------------------------------------------------------------------------------------------------------------
Issuance Price                    (Y) 0                   (Y) 0                   (Y) 0                   (Y)295,014 per unit
----------------------------------------------------------------------------------------------------------------------------------
Holding status of stock           400 units               1,540 units             1,680 units             1,800 units
acquisition rights by directors
and corporate auditors            (3 persons)             (8 persons)             (11 persons)            (13 persons)
        --------------------------------------------------------------------------------------------------------------------------
        Directors                 400 units               1,480 units             1,560 units             1,580 units
        (Excluding outside
         directors)               (3 persons)             (6 persons)             (7 persons)             (7 persons)
        --------------------------------------------------------------------------------------------------------------------------
                                  -                       -                       30 units                100 units
        Outside directors
                                                                                  (1 person)              (2 persons)
        --------------------------------------------------------------------------------------------------------------------------
                                  -                       60 units                90 units                120 units
        Corporate auditors
                                                          (2 persons)             (3 persons)             (4 persons)
----------------------------------------------------------------------------------------------------------------------------------
Class and aggregate number of     80,000 shares of        308,000 shares of       336,000 shares of       360,000 shares of
shares to be issued or delivered  common stock            common stock            common stock            common stock
upon exercise
                                  (each stock             (each stock             (each stock             (each stock
                                  acquisition             acquisition             acquisition             acquisition
                                  right is exercisable    right is exercisable    right is exercisable    right is exercisable
                                  for 200 shares)         for 200 shares)         for 200 shares)         for 200 shares)
----------------------------------------------------------------------------------------------------------------------------------
Exercise price to be paid upon    (Y) 2,580 per share     (Y) 3,732 per share     (Y) 4,300 per share     (Y) 5,880 per share
exercise
----------------------------------------------------------------------------------------------------------------------------------
Exercise period                   April 1, 2004 to        April 1, 2005 to        April 1, 2006 to        April 1, 2007 to
                                  March 31, 2008          March 31, 2009          March 31, 2010          March 31, 2011
----------------------------------------------------------------------------------------------------------------------------------
Terms of exercise                 (1)   A person who holds the stock acquisition rights (the              The stock
                                        "rights holder") may not exercise his/her rights if:              acquisition rights
                                        (a)   the rights holder becomes a person who does not hold        may not be
                                              any position as a director, corporate auditor, executive    inherited.
                                              officer, employee, advisor or non-regular employee of the
                                              Company or of any of its domestic or foreign subsidiaries
                                              before the expiration of the exercise period, unless the
                                              Company otherwise deems it appropriate to allow him/her
                                              to exercise his/her stock acquisition rights and notifies
                                              him/her to that effect;

                                        (b)   the rights holder dies.

                                  (2)   The stock acquisition rights may not be inherited.
----------------------------------------------------------------------------------------------------------------------------------
Reason for the Company's                (a)   The Company may acquire, for no consideration, any          The Company shall
acquisition of the stock                      stock acquisition right in the event that the general       automatically acquire
acquisition rights                            meeting of the shareholders resolves to approve (i) any     the stock acquisition
                                              merger agreement pursuant to which the Company shall        rights, for no
                                              cease to exist, or (ii) any share exchange agreement or     consideration, if:
                                              share transfer pursuant to which the Company shall          (a) the general meeting
                                              become a wholly owned subsidiary of another company.            of shareholders
                                                                                                              resolves to approve
                                        (b)   The Company may acquire, for no consideration, all or           (if approval by the
                                              part of the stock acquisition rights owned by a rights          shareholders'
                                              holder to the extent that such stock acquisition rights         meeting is not
                                              are not exercisable due to the rights holder's failure          required, then the
                                              to satisfy any of the conditions to exercise stock              Board of Directors
                                              acquisition rights.                                             may approve) (i)
                                                                                                              any merger agreement
                                                                                                              pursuant
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

                                                                                                              to which the Company
                                                                                                              shall dissolve,
                                                                                                              (ii) any agreement
                                                                                                              or a plan pursuant
                                                                                                              to which the Company
                                                                                                              shall split all or
                                                                                                              part of its business
                                                                                                              or (iii) any
                                                                                                              stock-for-stock
                                                                                                              exchange agreement
                                                                                                              or stock-transfer
                                                                                                              plan pursuant to
                                                                                                              which the Company
                                                                                                              shall become a
                                                                                                              wholly-owned
                                                                                                              subsidiary of
                                                                                                              another company;
                                                                                                          (b) the rights holder
                                                                                                              becomes a person
                                                                                                              who does not hold
                                                                                                              any position as a
                                                                                                              director, corporate
                                                                                                              auditor, executive
                                                                                                              officer, employee,
                                                                                                              advisor or non-
                                                                                                              regular employee of
                                                                                                              the Company or of
                                                                                                              any of its domestic
                                                                                                              or foreign
                                                                                                              subsidiaries before
                                                                                                              the expiration of
                                                                                                              the exercise period,
                                                                                                              unless the Company
                                                                                                              otherwise deems it
                                                                                                              appropriate to allow
                                                                                                              him/her to exercise
                                                                                                              his/her stock
                                                                                                              acquisition rights
                                                                                                              and notifies him/her
                                                                                                              to that effect;
                                                                                                          (c) the rights holder
                                                                                                              dies.
----------------------------------------------------------------------------------------------------------------------------------
Restriction on the transfer of the      Approval by the Board of Directors is required to transfer the stock acquisition
stock acquisition rights                rights, except where the Company is the transferee with respect to such transfer.
----------------------------------------------------------------------------------------------------------------------------------

     (ii) Stock acquisition rights granted to employees of the Company and directors and employees of the Company's subsidiaries during FY2006

--------------------------------------------------------------------------------------------------------------------------------
                                                   The resolution at the Board of      The resolution at the Board of Directors
                                                   Directors held on June 27, 2006     held on November 29, 2006
--------------------------------------------------------------------------------------------------------------------------------
Date of issuance                                   July 12, 2006                       December 1, 2006
--------------------------------------------------------------------------------------------------------------------------------
Issuance price                                     (Y)0                                (Y)0
--------------------------------------------------------------------------------------------------------------------------------
Conditions of granting                             6,090 units (202 persons)           40 units (3 persons)
         -----------------------------------------------------------------------------------------------------------------------
         Employees of the Company                  4,240 units (97 persons)            -
         -----------------------------------------------------------------------------------------------------------------------
         Directors of the Company's subsidiaries   530 units (16 persons)              -
         -----------------------------------------------------------------------------------------------------------------------
         Employees of the Company's subsidiaries   1,320 units (89 persons)            40 units (3 persons)
--------------------------------------------------------------------------------------------------------------------------------
Class and aggregate number of shares               1,218,000 shares of common stock    8,000 shares of common stock
to be issued or delivered upon exercise            (each stock acquisition right is    (each stock acquisition right is
                                                   exercisable for 200 shares)         exercisable for 200 shares)
--------------------------------------------------------------------------------------------------------------------------------
Exercise price to be paid upon exercise            (Y)5,880 per share                  (Y)6,218 per share
--------------------------------------------------------------------------------------------------------------------------------
Exercise period                                                       April 1, 2007 to March 31, 2011
--------------------------------------------------------------------------------------------------------------------------------
Terms of exercise                                  The stock acquisition rights may not be inherited.
--------------------------------------------------------------------------------------------------------------------------------
Reasons for the Company's                          The Company shall automatically acquire the stock acquisition rights, for no
acquisition of the stock acquisition               consideration, if:
rights                                             (a)  the general meeting of shareholders resolves to approve (if approval by the shareholders' meeting is not legally required, then the Board of
                                                        Directors may approve) (i) any merger agreement pursuant to which the
                                                        Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
                                                   (b)  the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or of any of its domestic or foreign subsidiaries before the expiration of the exercise period, unless the
                                                        Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
                                                   (c)  the rights holder dies.
--------------------------------------------------------------------------------------------------------------------------------
Restriction on the transfer of the stock           Approval by the Board of Directors is required to transfer the stock
acquisition rights                                 acquisition rights, except where the Company is the transferee with respect to such transfer.
--------------------------------------------------------------------------------------------------------------------------------

(3)  Directors and Corporate Auditors

   (i)  Directors and Corporate Auditors (as of March 31, 2007)

------------------------------------------------------------------------------------------------------------------------------------
         Title                                Name                     Assignment in the Company and representatives of
                                                                                   other organizations, etc.
------------------------------------------------------------------------------------------------------------------------------------
Chairman of the Board                   Shimpei Takeshita    Chairman of Japan Electric Measuring Instruments Manufacturers'
                                                             Association
------------------------------------------------------------------------------------------------------------------------------------
Representative Board Director           Toshio Maruyama*
------------------------------------------------------------------------------------------------------------------------------------
Director and Senior Executive Advisor   Hiroshi Oura         Director of Fujitsu Limited
                                                             Director of Yamato Holdings Co., Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Director                                Naoyuki Akikusa      Representative Board Director and Chairman of Fujitsu Limited
                                                             Chairman of Japan Electronics and Information Technology Industries
                                                             Association
------------------------------------------------------------------------------------------------------------------------------------
Director                                Yasushige Hagio      Attorney-at-Law, Seiwa Patent Office and Law
------------------------------------------------------------------------------------------------------------------------------------
Director                                Junji Nishiura*
------------------------------------------------------------------------------------------------------------------------------------
Director                                Hiroji Agata*
------------------------------------------------------------------------------------------------------------------------------------
Director                                Takashi Tokuno*
------------------------------------------------------------------------------------------------------------------------------------
Director                                Hitoshi Owada*
------------------------------------------------------------------------------------------------------------------------------------
Standing Corporate Auditor              Noboru Yamaguchi
------------------------------------------------------------------------------------------------------------------------------------
Standing Corporate Auditor              Tadahiko Hirano
------------------------------------------------------------------------------------------------------------------------------------
Corporate Auditor                       Takashi Takaya       Standing Corporate Auditor of Fujitsu Limited
------------------------------------------------------------------------------------------------------------------------------------
Corporate Auditor                       Megumi Yamamuro      Attorney-at-Law, CAST Itoga Law P.C.
                                                             Professor, The University of Tokyo Graduate School of Law and Politics
------------------------------------------------------------------------------------------------------------------------------------
(Notes)   1:   Messrs. Naoyuki Akikusa and Yasushige Hagio are outside directors.

          2:   Messrs. Takashi Takaya and Megumi Yamamuro are outside corporate auditors.

          3: Mr. Takashi Takaya, corporate auditor, has substantial accounting experience in listed companies and considerable knowledge of financial and accounting matters.

          4: There has been no significant change in assignment in the Company and representative positions of other organizations, etc. of directors and corporate auditors after March 31, 2007.

          5:   The Company has in place an Executive Officers System and * indicates a director who also serves as an Executive Officer.

          6.   The positions of Executive Officers are currently held as follows:

------------------------------------------------------------------------------------------------------------------------------------
         Title                                Name                     Assignment in the Company and representatives of
                                                                                  other organizations, etc.
------------------------------------------------------------------------------------------------------------------------------------
President and CEO                       Toshio Maruyama
------------------------------------------------------------------------------------------------------------------------------------
Senior Executive Officer                Junji Nishiura       Technology and Production
------------------------------------------------------------------------------------------------------------------------------------
Senior Executive Officer                Hiroji Agata         Sales and Marketing
------------------------------------------------------------------------------------------------------------------------------------
Senior Executive Officer                Takashi Tokuno       Product
------------------------------------------------------------------------------------------------------------------------------------
Managing Executive Officer              Hitoshi Owada        Corporate Affairs
------------------------------------------------------------------------------------------------------------------------------------
Managing Executive Officer              Yuri Morita          Senior Vice President, Corporate Affairs Group
------------------------------------------------------------------------------------------------------------------------------------
Managing Executive Officer              Jiro Katoh           Senior Vice President, Technology Development Group
------------------------------------------------------------------------------------------------------------------------------------
Managing Executive Officer              Takao Tadokoro       Senior Vice President, Sales and Marketing Group
------------------------------------------------------------------------------------------------------------------------------------
Managing Executive Officer              Hiroyasu Sawai       Senior Vice President, SE Group
------------------------------------------------------------------------------------------------------------------------------------
Managing Executive Officer              Hiroshi Tsukahara    Senior Vice President, the 1st Test System Business Group
------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Masao Shimizu        Senior Vice President, DI Business Group
------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Masao Araki          President and Representative Board Director of Advantest Customer
                                                             Support Corporation
------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Yuichi Kurita        Senior Vice President, Corporate Planning Group
------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Yoshiro Yagi         Vice President, Sales and Marketing Group
------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Hideaki Imada        Senior Vice President, the 2nd Test System Business Group
------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Shinichiro Umeda     Senior Vice President, Software Development Group
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Akira Hatakeyama     President and Representative Board Director of Advantest
                                                             Manufacturing, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Yasuhiro Kawata      General Manager, 2nd SoC Tester Business Division, the 1st Test
                                                             System Business Group
------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Takashi Sugiura      Senior Vice President, FA Business Group
------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Shinichiro Kuroe     Vice President, Sales and Marketing Group
------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Takashi Sekino       Vice President, Technology Development Group
------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Hiroshi Nakamura     Vice President, Corporate Affairs Group
------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Yoshiaki Yoshida     Representative Board Director of Advantest Finance Inc.
------------------------------------------------------------------------------------------------------------------------------------
          7:   Changes in assignment in the Company and representative positions of other organizations, etc. of Executive Officers after March
               31, 2007 are as follows:

          Effective May 1, 2007

------------------------------------------------------------------------------------------------------------------------------------
         Title                                Name                     Assignment in the Company and representatives of
                                                                                    other organizations, etc.
------------------------------------------------------------------------------------------------------------------------------------
Managing Executive Officer              Jiro Katoh           Senior Vice President, Production Support Group
------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Yasuhiro Kawata      Senior Vice President, Cost Planning Group
------------------------------------------------------------------------------------------------------------------------------------
Executive Officer                       Takashi Sekino       Senior Vice President, Technology Development Group
------------------------------------------------------------------------------------------------------------------------------------

     (ii) The aggregate amount of compensation paid to directors and corporate auditors

     --------------------------------------------------------------------------
                  Category        Number subject to payment    Amount paid
     --------------------------------------------------------------------------
       Directors                              9                (Y)527 million
     --------------------------------------------------------------------------
       Corporate Auditors                     4                (Y)91 million
     --------------------------------------------------------------------------
            Total                             13               (Y)618 million
     --------------------------------------------------------------------------
(Notes)   1.   Amount paid set forth above includes bonuses to be paid to directors and corporate auditors pursuant to the resolution at the 65th ordinary general meeting of shareholders.

          2. Of the amount paid set forth above, the aggregate amount of compensation paid to two outside directors and two outside auditors is (Y)18 million.

          3. Other than the above, an aggregate amount of (Y)531 million, consisting of (Y)496 million to its nine directors and (Y)35 million to its four corporate auditors, was paid as the Company's stock option-related compensation (of the (Y)531 million above, an aggregate amount of (Y)47 million was paid to the two outside directors and two outside corporate auditors). The aggregate sum for the "Amount paid" set forth above and the Company's stock option-related compensation is (Y)1,149 million, which consists of (Y)1,023 million paid to its nine directors and (Y)126 million paid to its four corporate auditors (of the (Y)1,149 million, an aggregate amount of (Y)65 million was paid to the two outside directors and two outside corporate auditors).


     (iii) Matters pertaining to outside directors and outside corporate auditors

          (a) Concurrent Posts held (as operating officers, outside directors or outside corporate auditors of other companies)

     -----------------------------------------------------------------------------------------------------
                Name                    Company name                             Post
     -----------------------------------------------------------------------------------------------------
           Naoyuki Akikusa             Fujitsu Limited        Representative Board Director and Chairman
         (Outside director)               FANUC LTD                   Outside corporate auditor
     -----------------------------------------------------------------------------------------------------
           Takashi Takaya           Uchida Yoko Co., Ltd.             Outside corporate auditor
     (Outside corporate auditor)   Tsuzuki Denki Co., Ltd.            Outside corporate auditor
     -----------------------------------------------------------------------------------------------------
           Megumi Yamamuro             Fujitsu Limited                Outside corporate auditor
     (Outside corporate auditor)
     -----------------------------------------------------------------------------------------------------

     (Note) Mr. Naoyuki Akikusa, director, also serves as the Representative Board Director and Chairman of Fujitsu Limited with which the Company engages in business transactions such as purchase and sale of each other's products.



          (b)  Principal activities

     ----------------------------------------------------------------------------------------------------------------
                                                                                  Participation at meetings of
                 Name                           Attendance                            the Board of Directors
     ----------------------------------------------------------------------------------------------------------------
           Naoyuki Akikusa            Meetings of Board of Directors:           Mr. Akikusa expresses his opinions
         (Outside director)                 7 out of 10 times                   mainly from management
                                                                                perspectives and based on his
                                                                                knowledge of the industry.
     ----------------------------------------------------------------------------------------------------------------

     ----------------------------------------------------------------------------------------------------------------
           Yasushige Hagio            Meetings of Board of Directors:           Mr. Hagio expresses his opinions
          (Outside director)                 9 out of 10 times                  based mainly on his expertise as an
                                                                                attorney-at-law.
     ----------------------------------------------------------------------------------------------------------------
                                      Meetings of Board of Directors:
            Takashi Takaya                  13 out of 13 times                  Mr. Takaya expresses his opinions
     (Outside corporate auditor)   Meetings of Board of Corporate Auditors:     mainly based on his knowledge of
                                            13 out of 13 times                  financial and accounting matters.

     ----------------------------------------------------------------------------------------------------------------
                                      Meetings of Board of Directors:
           Megumi Yamamuro                  10 out of 10 times                  Mr. Yamamuro expresses his
     (Outside corporate auditor)   Meetings of Board of Corporate Auditors:     opinions based mainly on his
                                            10 out of 10 times                  expertise as an attorney-at-law.

     ----------------------------------------------------------------------------------------------------------------

          (c)  Overview of the liability limitation agreement

               The Company entered into an agreement limiting liabilities as defined in Article 423, Item 1 of the Company Law, with each of Messrs. Naoyuki Akikusa and Yasushige Hagio, outside directors, and Messrs. Takashi Takaya and Megumi Yamamuro, outside corporate auditors. The upper limit of liability based on this agreement is the minimum liability as provided in the relevant laws and ordinances.

(4)  Accounting Auditor

     (i)  Name of accounting auditor

          Ernst & Young ShinNihon


     (ii) Remuneration

--------------------------------------------------------------------------------
                                                                     Amount
--------------------------------------------------------------------------------
Remuneration to the accounting auditor for this fiscal year     (Y)244 million
--------------------------------------------------------------------------------
Total amount of cash and other financial benefits payable
by the Company and its subsidiaries to the accounting auditor   (Y)246 million
--------------------------------------------------------------------------------
(Notes)   1.   Under the agreement between the Company and the accounting auditor, as the Company has not drawn any distinction between the remuneration for the audit services pursuant to the Company Law and the Securities and Exchange Law of Japan and the remuneration for the audit services pursuant to the U.S. Securities and Exchange Act, the amount set forth above represents the aggregate amount of these audit services.

          2. The Company's significant overseas subsidiaries have been audited by auditors of the Ernst & Young Group.

     (iii) Policies on dismissal or non-reappointment of the accounting auditor

           In case the accounting auditor falls under any one of the items of
           Article 340, Paragraph 1 of the Company Law, the Board of Corporate Auditors shall dismiss the accounting auditor upon consent of all corporate auditors. In such case, a corporate auditor who is appointed by the Board of Corporate Auditors shall report the dismissal and its reasons at the first general meeting of shareholders convened after such dismissal.

           In addition, other than the above, if it is deemed to be difficult for the accounting auditor to conduct an appropriate auditing due to the occurrence of events that impair its qualification or independence, the Board of Directors shall, upon consent of the Board of Corporate Auditors or based on a request by the Board of Corporate Auditors, propose the dismissal or non-reappointment of the accounting auditor as an agenda at a general meeting of shareholders.

(5)  System to ensure the appropriateness of business

     The Board of Directors resolved a system that ensures the appropriateness of its business as follows:


                    Basic Policy for Internal Control System

     Holding "Technology Support on the Leading Edge" as our management philosophy, the Advantest Group promotes the "enhancement of corporate value" while fulfilling social responsibilities of the Company to all stakeholders including its customers, shareholders and employees, and increasing the transparency of its management. To this end, the Company shall make efforts to prepare a framework as defined in each article below, implement the establishment, development and management of the internal control system, and ensure the sound operations of the Company.

     1. Framework to ensure the compliance with applicable laws and ordinances as well as the articles of incorporation by directors and employees in performing their duties

         (i) It is the Company's basic policy to promote corporate activities based on higher ethical standards, integrity and social justice.

         (ii) To assure compliance with laws and ordinances as well as its articles of incorporation, and to ensure that actions are taken faithfully and ethically, the Company shall establish the "Code of Ethics for directors" for directors and executive officers, and the "Advantest Code of Conduct" for all officers and employees of the Advantest Group, and notify such directors, executive officers, officers and employees of these codes.

         (iii) As a framework to realize full compliance with laws and ordinances, the Company shall establish the Corporate Ethics Committee that monitors the implementation of the Advantest Code of Conduct. In addition, to handle reports and consultation regarding questionable matters in light of the Advantest Code of Conduct, the Company shall establish the "Code of Conduct Helpline" a system in which a person who reports shall not be treated disadvantageously.

         (iv) The Company shall establish the Corporate Social Responsibility Committee in order to fulfill its corporate social responsibilities, and ensure compliance with laws and ordinances by establishing subcommittees such as the Disclosure Committee, the Internal Control Committee and the Human Rights Protection Committee.

     2. Framework regarding the retention and management of information in relation to the performance of duties by directors

         (i) The Company shall properly retain and manage the following information regarding the exercise of duties by directors, pursuant to the internal rules that stipulate details such as the period of retention, person in charge of retention and method of retention.
               o Minutes of general meetings of shareholders and reference materials
               o Minutes of meetings of the Board of Directors and reference materials
               o Other important documents regarding the exercise of duties by directors

         (ii) The Company shall establish the Information Security Committee that is responsible for protecting personal information and preventing confidential information from leaking.

     3.  Rules relating management risk of loss and other frameworks

         (i) The Company believes risk management to be an important management issue, and therefore, it shall establish the Risk Management Group headed by the President as the general manager and organize a framework to deal with emergency situations.

         (ii) With respect to emergency situations such as disasters, the Company shall create written emergency action guidelines and prepare by implementing education and training programs in a timely manner.

         (iii) With respect to potential risks behind business activities, management environment and corporate assets, the Company shall identify and classify risk factors for each important business process, analyze the scale of risks, possibility of actual occurrence and frequency of such occurrence, etc., and create written policies and procedures regarding the appropriate response to and avoidance/ reduction of the risks, as one of the internal control activities.

         (iv) Material risks shall be controlled by the Internal Control Committee and be reported to the Board of Directors.

     4.  Framework to ensure the effective performance of duties by Directors

         (i) The Company shall introduce the Executive Officers System to promote the efficiency of the management by separating the management decision making function from the function of exercising duties.

         (ii) The Board of Directors, as the management decision making body, shall formulate the management policies and management strategies for the Advantest Group, and as a monitoring body of the management, the Board of Directors, including outside directors shall monitor and supervise the status of exercise of duties by executive officers while delegating broad authorities to the executive officers so that they can fulfill their duties promptly and efficiently.

         (iii) The directors shall approve the Group's management plans and business plans, receive reports on operation results based on monthly closing account, financial situation, status of the performance of duties by each department at the meeting of the Board of Directors held monthly, and review the appropriateness of such plans.

         (iv) The Internal Control Committee shall report the development and management of the internal control system, as deemed necessary, to the Board of Directors.

     5. Framework to ensure the appropriateness of operations of the Company, and the group as a whole, including its parent company and subsidiaries

         (i) The Advantest Group shall establish and operate the same quality of internal control system for the Company and its group companies in order to conduct the consolidated group management placing an emphasis on business evaluation based on consolidated accounting.

         (ii) The internal control system of the Advantest Group is supported by each department of the Company that is responsible for each group company, and is established and operated as a unified system based on the policies of the group created by the Internal Control Committee. The status of each group company that is controlled by the Internal Control Committee shall be reported to the Board of Directors.

         (iii) Auditing Group of the Company supervises an internal audit to each group company.

     6. Matters relating to employees that assist the Board of Corporate Auditors in the event that a request to retain such employees is made by the Board of Corporate Auditors

         (i) In the event that the Board of Corporate Auditors requests the placement of employees to assist with its duties, employees shall be placed as necessary.

         (ii) In the event that the Board of Corporate Auditors decides that it is capable of conducting an audit effectively without employees' assistance, such employees shall not be placed.

     7. Matters relating to the independence of employees from directors in the preceding article

         (i) In placing employees to assist the Board of Corporate Auditors, the prior consent of the Board of Corporate Auditors acknowledging the independence of the employees from directors shall be obtained.

     8. Framework for reporting by directors and employees to corporate auditors, and for other reports to the corporate auditors

         (i) The Company shall adopt a system that allows Corporate Auditors to attend important meetings such as the meeting of the Board of Managing Directors and to keep abreast important matters regarding the execution of operations.

         (ii) In the event that a report or consultation is made to the Code of Conduct Helpline with respect to corporate accounting, internal control or auditing, such report or consultation shall be directly reported to or consulted with corporate auditors.

     9. Other frameworks to ensure the effective implementation of audit by corporate auditors

         (i) Corporate auditors shall share information held by the Auditing Group (an internal audit section of the Company) and ensure that there are opportunities to exchange opinions as deemed necessary.

(6)  Policies on the distribution of surplus

     Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, the Company deems the consistent distribution of profits to be the most important management priority. Accordingly, the Company engages in active distribution of profits based on business performance.

     With respect to the distribution of the surplus, the Company makes payout decisions after taking into consideration business performance, financial conditions, as well as the need for strategic investment for mid- to long-term business development. While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, the Company makes dividend payouts following a target payout ratio of 20% or more.

     Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen the Company's business position and enhance its corporate value.

     In order to maintain capital strategies responsive to changes in the operating environment, the Company plans to decide obtaining more treasury shares by taking into account factors such as stock price trend, capital efficiency and cash flow.

                                  Consolidated Balance Sheets
                                  ---------------------------
                                    (As of March 31, 2007)

                                                                                                    (unit: million yen)
------------------------------------------------------------------------------------------------------------------------
                                   FY2006        FY2005                                             FY2006     FY2005
                                              (reference)                                                    (reference)
------------------------------------------------------------------------------------------------------------------------
                         Assets                                                Liabilities
------------------------------------------------------------------------------------------------------------------------
Current assets                     294,808      275,633  Current liabilities                         60,652     76,745
    Cash and cash equivalents      196,395      157,925      Current portion of long-term                10         30
    Trade accounts                  54,264       69,567      debt
    receivable, less allowance                               Trade accounts payable                  29,095     32,584
    for doubtful accounts                                    Income taxes payable                     9,370     19,970
    Inventories                     31,976       29,911      Accrued expenses                        13,637     12,781
    Deferred tax assets              9,215       13,708      Accrued warranty expenses                4,135      4,776
    Other current assets             2,958        4,522      Other current liabilities                4,405      6,604
  Investment securities             11,370       12,273    Long-term debt, excluding                      -         10
  Property, plant and               49,650       50,793    current portion
  equipment, net                                           Accrued pension and severance              8,267     12,292
  Deferred tax assets                2,690        7,378    cost
  Intangible assets, at cost,        3,101        2,858    Other liabilities                          2,658      3,802
  less accumulated                                       ---------------------------------------------------------------
  amortization                                               Total liabilities                       71,577     92,849
                                                         ---------------------------------------------------------------
Other assets                         4,755        1,841                          Stockholders' equity
                                                         ---------------------------------------------------------------
                                                         Common stock                                32,363     32,363
                                                         Capital surplus                             39,256     37,147
                                                         Retained earnings                          273,082    245,090
                                                         Accumulated other comprehensive income       3,652      1,344
                                                          (loss)
                                                         Treasury stock                             (53,556)   (58,017)
                                                         ---------------------------------------------------------------
                                                            Total stockholders' equity              294,797    257,927
------------------------------------------------------------------------------------------------------------------------
Total assets                       366,374      350,776     Total liabilities and                   366,374    350,776
                                                            stockholders' equity
------------------------------------------------------------------------------------------------------------------------

(Note) Amounts less than one million above are rounded.

                        Consolidated Statements of Income
                        ---------------------------------
                     (From April 1, 2006 to March 31, 2007)

                                                             (unit: million yen)
--------------------------------------------------------------------------------
                                                    FY2006            FY2005
                                                                   (reference)
--------------------------------------------------------------------------------
                                                     Amount           Amount
--------------------------------------------------------------------------------
 Net sales                                             235,012         253,922

    Cost of sales                                      108,718         121,429
                                                   -----------------------------
 Gross profit                                          126,294         132,493
                                                   -----------------------------
    Research and development expenses                   29,509          26,927

    Selling, general and administrative expenses        39,993          41,108
                                                   -----------------------------
 Operating income (loss)                                56,792          64,458
                                                   -----------------------------
 Other income (expense):

   Interest and dividend income                          3,026           1,760

   Interest expense                                        (16)           (290)

   Other                                                 1,288           1,526
                                                   -----------------------------
 Income (loss) before income taxes                      61,090          67,454
                                                   -----------------------------
   Income taxes                                         25,520          26,080

   Equity in earnings (loss) of equity method              (14)              -
   affiliates
                                                   -----------------------------
 Net income (loss)                                      35,556          41,374
--------------------------------------------------------------------------------

  (Note) Amounts less than one million above are rounded.

                                          Consolidated Statements of Stockholders' Equity
                                          -----------------------------------------------
                                              (From April 1, 2006 to March 31, 2007)

                                                                                                               (unit: million yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Accumulated                         Total
                                              Common     Capital      Retained       other             Treasury     stockholders'
                                              stock      surplus      earnings    comprehensive         stock         equity
                                                                                   income (loss)
----------------------------------------------------------------------------------------------------------------------------------
Balance of March 31, 2006                     32,363      37,147       245,090            1,344        (58,017)          257,927
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income

   Net income (loss)                                                    35,556                                            35,556

   Other comprehensive income (loss)
      Foreign currency translation                                                        1,123                            1,123
      adjustments
      Net unrealized gains and losses                                                      (362)                            (362)
      on securities
         Total comprehensive income                                                                                       36,317
         for FY2006
Adjustment to initially apply SFAS 158                                                    1,547                            1,547

Cash dividends                                                          (7,474)                                           (7,474)

Stock option compensation expense                          2,566                                                           2,566

Exercise of stock option                                    (457)                                        4,520             4,063

Treasury stock purchased                                                                                   (68)              (68)

Treasury stock sold                                                        (90)                              9               (81)
----------------------------------------------------------------------------------------------------------------------------------
Balance of March 31, 2007                     32,363      39,256       273,082            3,652        (53,556)          294,797
----------------------------------------------------------------------------------------------------------------------------------

(Note) Amounts of less than one million above are rounded.

                 Notes to the Consolidated Financial Statements
                 ----------------------------------------------

1. Notes to significant matters based on which the Consolidated Financial Statements were prepared

     (1)  Basis of Presentation
          The consolidated statutory report including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"), pursuant to the provisions of paragraph 1 of
          Article 148 of the Company Accounting Regulation (kaisha keisan kisoku). Pursuant to the provisions of the article, however, certain disclosures required on the basis of U.S. GAAP are omitted.

     (2)  Scope of consolidation
          Consolidated subsidiaries
          (a)  The number of consolidated subsidiaries   40
          (b) Names of major consolidated subsidiaries are omitted, as they are described in "1. Current Conditions of the Advantest Group, (3) Significant Subsidiaries" of the Business Report.

     (3)  Application of the equity method
          The number and name of the equity method affiliate:
          one, e-Shuttle, Inc.

     (4)  Significant accounting policies

       (i)   Cash equivalents
                Cash equivalents consist of deposits and negotiable certificates of deposit due to mature within 3 months.

       (ii)  Inventories
                Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

       (iii) Securities
                The Company applies Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investment in Debt and Equity Securities".
                Available-for-sale securities are recorded at fair value. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported in accumulated other comprehensive income (loss) until realized. Realized gain and losses are determined on the average cost method.
                Other securities are accounted for using the acquisition cost method.

       (iv)  Depreciation of property, plant, and equipment
                For the Company and its domestic subsidiaries, depreciation is computed principally using the declining-balance method, except for buildings which is depreciated using the straight-line method. For foreign subsidiaries, depreciation is computed using the straight-line method.

       (v)   Goodwill and other intangible assets
                Under SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill and intangible assets with an indefinite useful life are not amortized, but instead is tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives.

       (vi)  Impairment of long-lived assets
                The Company applies SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the impairment of long-lived fixed assets or intangible assets to be subject to depreciation and amortization when events or changes in their conditions result in non-recovery of their carrying amounts. When the carrying amount exceeds the future recoverable amount, the Company recognizes the difference between the fair value and the carrying amount as an impairment loss.

       (vii) Allowances

                Allowances for doubtful accounts

                      The Company recognizes allowance for doubtful accounts to
                ensure that trade accounts receivable are not overstated due to uncollectibility, which represents the Company's best estimate of the amount of probable credits losses in the Company's existing trade accounts receivable.

                Accrued warranty expenses
                      To provide for future repairs during warranty periods,
                estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales.

                Accrued pension and severance cost
                      In accordance with SFAS No. 87, "Employers' Accounting for
                Pensions" and SFAS No. 158, "Employers' Accounting for Defined Benefit and Retirement Plans", in order to prepare for the employees' severance, severance and pension costs are accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss and unrecognized prior service cost are amortized by the straight-line method over the average remaining service periods of employees.

                  (Changes to accounting policies)
                Beginning fiscal year 2006, the Company has adopted SFAS 158. The actuarial loss and prior service cost which used to be unrecognized pursuant to SFAS 87 are recognized on the consolidated balance sheet. With these changes, accrued severance and pension costs decreased (Y)2,590 million and the aggregate amount of other accumulated comprehensive income
                (loss) after the income tax adjustment increased (Y)1,547 million. There is no impact on the Company's profit and loss.

      (viii) Translation of foreign financial statements
                 In accordance with SFAS 52, "Foreign Currency Translation", in financial statements of foreign subsidiaries utilizing local currencies as a functional currency, assets and liabilities are translated at rates of exchange prevailing at the end of the fiscal year, profits and expenses are translated at average rates of exchange in effect during the year, and foreign currency translation adjustments resulting from the above translation of items are included as other accumulated comprehensive income (loss).

2.   Notes to Consolidated Balance Sheets

     (1)  Allowance for doubtful accounts: (Y)205 million

     (2) Accumulated depreciation on property, plant and equipment: (Y)75,838 million

     (3)  Outstanding loan guarantees: (Y)108 million

3.   Notes to Consolidated Statements of Stockholders' Equity

     (1)  Total number of issued shares as of March 31, 2007

          Common stock           199,566,770 shares

    (2)  Distribution of the surplus

          (i)  Amount of distribution
--------------------------------------------------------------------------------------------------------------------------
        Resolution           Class of shares     Aggregate amount of         Amount of      Record date    Effective date
                                                    distribution         distribution per
                                                                               share
--------------------------------------------------------------------------------------------------------------------------
The resolution at the          Common stock      (Y)4,200 million          (Y)45.0          March 31,       June 28,
Ordinary General Meeting                                                                    2006            2006
of Shareholders held on
June 27, 2006
--------------------------------------------------------------------------------------------------------------------------
The resolution at the          Common stock      (Y)3,274 million          (Y)35.0          September 30,   December 1,
meeting of the Board of                                                                     2006            2006
Directors held on October
27, 2006
--------------------------------------------------------------------------------------------------------------------------
          (ii) Dividend with its record date in fiscal year 2006 and its effective date in fiscal year 2007
--------------------------------------------------------------------------------------------------------------------------
        Resolution           Class of shares     Source of    Total amount of        Amount of      Record      Effective
                                                  dividend      distribution        distribution     date          date
                                                                                     per share
--------------------------------------------------------------------------------------------------------------------------
The resolution at the        Common stock        Retained     (Y)6,099 million      (Y)32.5         March 31,   June 28,
Ordinary General                                 earnings                                           2007        2007
Meeting of Shareholders
held on June 27, 2007
--------------------------------------------------------------------------------------------------------------------------

    (3)  Stock acquisition rights outstanding as of March 31, 2007

          (Excluding stock acquisition rights for which the exercise period has not begun)
          Pursuant to the resolution adopted at the Ordinary General Meeting of Shareholders of June 27, 2003

                           Common stock              450,000 shares

          Pursuant to the resolution adopted at the Ordinary General Meeting of Shareholders of June 25, 2004

                           Common stock              940,000 shares

          Pursuant to the resolution adopted at the Ordinary General Meeting of Shareholders of June 28, 2005

                           Common stock              1,323,980 shares

4.   Notes to per share information

     Net assets per share:       (Y)1,570.99

     Basic net income per share: (Y)190.01

5.   Notes to significant subsequent events

           The Company resolved at the meeting of its Board of Directors on April 25, 2007 to repurchase its shares in order to implement capital policies responsive to the Company's operating environment pursuant to the Articles of Incorporation in accordance with Article 459, Paragraph 1 of the Company Law under the terms set forth below.


     Resolution at the meeting of Board of Directors regarding the repurchasing of the Company's shares

     (i)   Class of shares to be repurchased        Common stock

     (ii)  Aggregate number of shares to be
           repurchased                              Up to 3.6 million shares

     (iii) Period for share repurchase              From April 26, 2007 to
                                                    June 20, 2007
     (iv)  Aggregate price of shares to be
           repurchased                              Up to 20 billion yen

     (v)   Method of repurchase                     Purchase on the market
                                                    through the Tokyo Stock
                                                    Exchange

6.   Other notes
     Amounts less than one million yen are rounded.


                                                 Balance Sheets (Non-Consolidated)
                                                 ---------------------------------
                                                      (As of March 31, 2007)
                                                                                                            (Unit: million yen)
----------------------------------------------------------------------------------------------------------------------------------
                                        FY2006     FY2005                                                    FY2006      FY2005
                                                (reference)                                                            (reference)
----------------------------------------------------------------------------------------------------------------------------------
                       Assets                                                       Liabilities
----------------------------------------------------------------------------------------------------------------------------------
Current assets                          213,182      199,872  Current liabilities                             56,358       68,120
     Cash and deposits                  112,558       86,669     Trade accounts payable                       26,407       30,476
     Trade notes receivables              4,505        1,001     Other accounts payable                        2,030        2,419
     Accounts receivable                 56,313       71,892     Accrued expenses                              9,992        9,054
     Finished goods                       5,156        3,571     Income tax payable                            8,082       16,315
     Raw materials                        2,954        4,774     Allowance for product warranty                4,192        4,877
     Work in progress                    15,997       13,085     Bonus accrual for directors                     203            -
     Supplies                               165          177     Other current liabilities                     5,451        4,977
     Deferred tax assets                  9,017        9,514  Noncurrent liabilities                           8,533        9,191
     Other current assets                 7,497        9,187     Long-term borrowings                              -           10
     Allowance for doubtful accounts      (983)            -     Allowance for retirement benefits             6,255        6,970
                                                                 Allowance for officers' retirement                -        1,681
Noncurrent assets                        76,515       74,665     benefits
   Property, plant and equipment         37,784       38,781     Other noncurrent liabilities                  2,277          529
                                                              --------------------------------------------------------------------
     Buildings                           13,461       14,163               Total liabilities                  64,891       77,311
                                                              --------------------------------------------------------------------
     Structures                             770          831                               Stockholders' equity
                                                              --------------------------------------------------------------------
     Machinery and equipment              3,452        3,640  Common stock                                         -      32,362
     Vehicles and delivery                   16           24  Capital surplus                                      -       32,973
     equipment                                                   Additional paid-in capital                        -       32,973
     Tools and furniture                  2,164        2,171  Retained earnings                                    -      187,229
     Land                                17,622       17,915     Legal reserve                                     -        3,083
     Construction in progress               297           33     Voluntary reserve                                 -      148,942
   Intangible fixed assets                1,467        1,233        [Reserve for losses in foreign                 -      [27,062]
     Software                               940          816        investments]
     Others                                 526          417        [General reserve]                              -     [121,880]
   Investments and other assets          37,263       34,650     Unappropriated earnings at end                    -       35,204
     Investment securities               11,336       12,228     of year
     Investments in affiliated           16,480       16,470  Net unrealized holding gains on                      -        2,677
     companies                                                other  securities
     Long-term loans receivable           1,084        1,078  Treasury stock                                       -      (58,017)
                                                              --------------------------------------------------------------------
     Deferred tax assets                  4,791        3,482           Total stockholders' equity                  -      197,226
                                                              --------------------------------------------------------------------
     Other noncurrent assets              3,570        1,391  Total liabilities and stockholder's equity           -      274,538
                                                              --------------------------------------------------------------------
                                                                                                  Net assets
                                                              --------------------------------------------------------------------
                                                              Stockholders' equity                           220,152            -
                                                                Common stock                                  32,362            -
                                                                Capital surplus                               32,973            -
                                                                 Additional paid-in capital                   32,973            -
                                                                Retained earnings                            208,372            -
                                                                 Legal reserve                                 3,083            -
                                                                 Other retained earnings                     205,289            -
                                                                    [Reserve for losses in foreign           [27,062]           -
                                                                     investments]
                                                                    [General reserve]                       [146,880]           -
                                                                    [Retained earnings brought               [31,347]           -
                                                                    forward]
                                                                Treasury stock                               (53,555)           -
                                                              Difference of appreciation and                   2,315            -
                                                              conversion
                                                                Net unrealized gains on securities             2,315            -
                                                              Stock acquisition rights                         2,337            -
                                                              --------------------------------------------------------------------
                                                                            Total net assets                 224,805            -
----------------------------------------------------------------------------------------------------------------------------------
               Total assets             289,697      274,538        Total liabilities and net assets         289,697            -
----------------------------------------------------------------------------------------------------------------------------------

(Notes) Amounts less than one million are truncated.

                     Statements of Income (Non-Consolidated)
                     ---------------------------------------
                             (April 1, 2006 through
                                 March 31, 2007)
                                                        (unit: million yen)
---------------------------------------------------------------------------
                                            FY2006                FY2005
                                                               (reference)
---------------------------------------------------------------------------
Net sales                                   197,753              217,688
   Cost of sales                             98,195              113,606
---------------------------------------------------------------------------
 Gross profit                                99,558              104,082
---------------------------------------------------------------------------
    Selling, general, and                    58,054               54,335
       administrative expenses
---------------------------------------------------------------------------
Operating income                             41,503               49,746
---------------------------------------------------------------------------
Non-operating income
    Interest and dividend income              2,964                2,604
    Other                                     2,475                3,828
Non-operating expenses
    Interest expenses                            22                  288
    Other                                     3,283                2,013
---------------------------------------------------------------------------
Ordinary income                              43,638               53,878
---------------------------------------------------------------------------
Net income before income taxes               43,638               53,878
   Income taxes - current                    14,769               18,364
   Income taxes - deferred                    (567)                  239
---------------------------------------------------------------------------
Net income                                   29,436               35,273
---------------------------------------------------------------------------
 (Notes)    Amounts less than one million are truncated.

                                           Statements of Changes in Stockholders' Equity
                                           ---------------------------------------------
                                               (From April 1, 2006 to March 31, 2007)


                                                                                                          (unit: million yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               Difference
                                                                                                   of
                                                   Stockholders' equity                       appreciation
                                                                                                   and
                                                                                               conversion
               -------------------------------------------------------------------------------------------     Stock
                         Capital                Retained earnings                                            acquisition  Total net
                         surplus                                                                               rights      assets
                       -------------------------------------------------                            Net
               Common  Additional  Legal     Other retained earnings     Treasury     Total      unrealized
                stock   paid-in   reserve ------------------------------  stock   stockholders'   gains on
                        capital           Reserve for  General  Retained             equity      securities
                                           losses in   reserve  earnings
                                            foreign              brought
                                          investments           forward
-----------------------------------------------------------------------------------------------------------------------------------
Balance of
 March 31,     32,362      32,973   3,083      27,062  121,880    35,204  (58,017)      194,548        2,677           -    197,226
 2006
-----------------------------------------------------------------------------------------------------------------------------------
Changes in
 the term

 Transfer
  to
  voluntary                                             25,000   (25,000)                     -                                   -
  reserve
 (Note 2)
 Bonus of
  directors
  and
  corporate                                                         (203)                  (203)                               (203)
  auditors
  (Note 3)
 Dividends
  from                                                            (7,473)                (7,473)                             (7,473)
  surplus
  (Note 4)

 Net income                                                       29,436                 29,436                              29,436

 Purchase
  of
  treasury                                                                    (67)          (67)                                (67)
  stock

 Disposal
  of
  treasury                                                          (617)   4,529         3,912                               3,912
  stock

 Net
  changes
  of items
  other
  than
  stockholders'                                                                                        (362)       2,337      1,975
  equity
-----------------------------------------------------------------------------------------------------------------------------------
Total changes
 in the term        -           -       -           -   25,000    (3,857)   4,461        25,604        (362)       2,337     27,579
-----------------------------------------------------------------------------------------------------------------------------------
Balance of
 March 31,     32,362      32,973   3,083      27,062  146,880    31,347  (53,555)      220,152        2,315       2,337    224,805
 2007
-----------------------------------------------------------------------------------------------------------------------------------
         (Notes)   1.   Amounts less than one million are truncated.
                   2.   Transfer to voluntary reserve was an appropriated earnings item for the ordinary general meeting of shareholders held in June, 2006.
                   3.   Bonus of directors and corporate auditors was an appropriated earnings item for the ordinary general meeting of shareholders held in June, 2006.
                   4.   4,199 million yen out of dividends from surplus was an appropriated earnings item for the ordinary general meeting of shareholders held in June, 2006.

                 Notes to Non-Consolidated Financial Statements
                 ----------------------------------------------


1.   Notes to significant accounting policies

     (1)  Valuation of securities

          (i) Investments in subsidiaries and equity method affiliates: Stated at cost using the moving average method

          (ii) Other securities

               (a)  Securities with quoted value

                    Stated at fair value based on market prices at the end of the relevant period (unrealized holding gains and losses are accounted for as a component of stockholders' equity; cost of other securities sold is determined using the moving average method).

               (b)  Securities not practicable to estimate fair value

                    Stated at cost using the moving average method

     (2)  Valuation of inventories

          (i)  Finished goods

               Stated at cost using the periodic average method

          (ii) Raw materials

               Stated at lower of cost or market using the periodic average method

          (iii)Work in progress

               Stated at cost using the periodic average method

          (iv) Supplies

               Stated at cost using the specific identification method

     (3)  Depreciation and amortization of noncurrent assets

          (i)  Depreciation of plant and equipment

               Based on the declining balance method

               However, buildings (except attached improvements) acquired on or after April 1, 1998 are depreciated using the straight-line method.

          (ii) Amortization of intangible fixed assets

               Based on the straight-line method

               However, software for internal use is amortized using the straight-line method over its estimated useful life of 5 years.

     (4)  Allowances

          (i)  Allowance for doubtful accounts

               To prepare for credit losses on accounts receivable and loans, etc., an allowance equal to the estimated amount of uncollectible receivables is provided for general receivables based on a historical write-off ratio and for bad receivables based on a case-by-case determination of collectibility.

          (ii) Allowance for product warranty

               To reasonably account for repair costs covered under product warranty in the respective periods in which they arise, the allowance for a given year is provided in an amount determined based on the ratio of repair costs in that year to net sales in the preceding year.

          (iii)Bonus accrual for directors

               In preparation for the payment of bonuses to directors, of the total amount expected to be paid, an estimated amount for the fiscal year 2006 is reported.

          (iv) Allowance for retirement benefits

               To provide for employee retirement benefits, an allowance is provided in an amount determined based on the estimated retirement benefit obligations and pension assets at the end of the fiscal year.

               Past service liabilities are amortized on a straight-line basis over a fixed number of years (17 years) during the average remaining years of service of employees.

               Any actuarial gains and losses are amortized on a straight-line basis over a fixed number of years (17 years) during the average remaining years of service of employees, and the amount is recorded in the fiscal year subsequent to its occurrence.

          (v)  Allowance for officers' retirement benefits

               To provide for officers' retirement benefits, an allowance used to be provided for the aggregate amount payable at the end of the period pursuant to the Company's rules on officers' retirement benefit. This allowance was terminated as of the closing of the ordinary general meeting of shareholders held on June 27, 2006. Accordingly, it was resolved at the same meeting that a termination payment of the retirement benefits would be paid to officers based on the period of their tenure until that time. 1,460 million yen of the officers' retirement benefits for the said payment period is included in "Other noncurrent liabilities".

     (5)  Accounting for lease transactions

          Finance lease transactions not involving a transfer of title to the lessee are accounted for in the same way as usual operating lease transactions.

     (6)  Accounting for consumption taxes

          Consumption taxes are accounted using the net-of-tax method.

     (Changes to accounting policies)

     (1) Accounting standards for officers' bonus (Yakuin Syouyo ni Kansuru Kaikei Kijyun)

          In fiscal year 2006, the Company adopted "Accounting standards for officers' bonus" (Corporate accounting standards (Kigyou Kaikei Kijyun) No. 4, November 29, 2005). Accordingly, operating income, ordinary income, and net income before income taxes decreased 203 million yen, respectively.

     (2) Accounting standards for the statement of net assets on balance sheets (Taisyaku Taisyou Hyou no Junshisan no Bu no Hyouji ni Kansuru Kaikei Kijyun)

          In fiscal year 2006, the Company adopted "Accounting standards for the statement of net assets on the balance sheet" (Corporate accounting standards No. 5, December 9, 2005) and "Application guidelines for accounting standards for the statement of net assets on the balance sheet" (Application guidelines for corporate accounting standards No. 8, December 9, 2005). The amount equivalent to the total stockholders' equity to date is 222,468 million yen.

     (3) Accounting standards for stock option (Stock Option Tou ni Kansuru Kaikei Kijyun)

          In fiscal year 2006, the Company adopted "Accounting standards for stock option" (Corporate accounting standards No. 8, December 27,
          2005) and "Application guidelines for accounting standards for stock option" (Stock Option Tou ni Kansuru Kaikei Kijyun no Tekiyou Shishin) (Application guidelines for corporate accounting standards No. 11, May 31, 2006).

          Accordingly, operating income, ordinary income, and net income before income taxes decreased 2,337 million yen, respectively.


2.   Notes to balance sheets

     (1)  Accumulated depreciation on property, plant and equipment (including
          accumulated impairment losses):                   (Y)57,479 million

     (2)  Short-term receivables from affiliates:           (Y)32,064 million

          Long-term receivables from affiliates:            (Y)1,050 million

          Short-term payables to affiliates:                (Y)11,466 million

3.   Notes to statements of income

       Transactions with affiliated companies

                   Sales:                                   (Y)77,228 million

                   Purchases:                               (Y)54,458 million

                   Non-operating transactions:              (Y)5,182 million

4.   Notes to Statements of Changes in Stockholders' Equity

       Total number of treasury shares as of March 31, 2007

               Common stock            11,916,485 shares

5.   Notes to accounting for income taxes

     Breakdown by major causes of deferred tax assets and deferred tax liabilities

              Deferred tax assets                           (Unit: million yen)

                   Appraised value of inventories                      2,757

                   Research and development expenses                   1,701

                   Accrued warranty expenses                           1,689

                   Accrued bonus                                       1,392

                   Excess allowance for retirement benefits            2,521

                   Long-term accounts payable                            769

                   Accrued enterprise taxes                              746

                   Valuation difference in other securities                5

                   Excess depreciation                                 1,883

                   Impairment loss                                       505

                   Other                                               1,740
                                                                 -------------
                   Subtotal of deferred tax assets                    15,712

                   Valuation allowance                                  (334)
                                                                 -------------
                   Net deferred tax assets                            15,377

              Deferred tax liabilities

                   Valuation difference in other securities           (1,568)
                                                                 -------------
              Net deferred tax assets                                 13,809
                                                                 =============

6.   Notes to noncurrent assets used on a lease basis

      In addition to property, plant and equipment recognized in the balance sheet, the Company uses some of its computer equipments under lease agreements.

7.   Notes to transactions with related parties

     (1)  Parent company and major corporate shareholders

          Not applicable.

     (2)  Officers and major individual investors

          Not applicable.

     (3)  Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------
Company      Address    Common   Principal  Percentage Description of relationships Details of   Amount of     Items       Balance
name                    stock    Activities of Voting                               transactions transactions              at fiscal
                                            Rights                                                                         year end
                                                       -----------------------------
                                                       Position of    Business
                                                       the Company's  relationship
                                                       officers in
                                                       subsidiaries
------------------------------------------------------------------------------------------------------------------------------------
Advantest    Chiyoda-   (Y)1,000 Leasing of 100.0%     Yes            Leasing of    Sales        (Y)3,139      Accounts    (Y)1,045
Finance Inc. ku, Tokyo  million  test                                 the Company's              million       receivable  million
                                 systems,                             products                                 Short-term
                                 etc.                                                                          loans       (Y)4,984
                                                                                                               receivable  million
------------------------------------------------------------------------------------------------------------------------------------
Advantest    Chu-Pei,   560,000  Sale of    100.0%     Yes            Sale of the   Sales        (Y)50,837     Accounts    (Y)21,726
Taiwan Inc.  Hsin-Chu   thousand test                                 Company's                  million       receivable  million
             Hsien,     New      systems,                             products
             Taiwan     Taiwan   etc.
                        Dollars
------------------------------------------------------------------------------------------------------------------------------------

          Terms and conditions of transactions and determination of policies thereof

          1. With respect to sales, the price is determined by referring to the market price, among others.

          2. With respect to loans, the rate is determined by taking the market interest rate into consideration.


8.   Notes to per share information

     Net assets per share:       (Y)1,185.55

     Net income per share:       (Y)157.31

     (Note) Pursuant to the resolution of the meeting of the Board of Directors held on July 26, 2006, the Company made a one to two stock split of shares of its common stock on October 1, 2006. Net income per share is calculated on the assumption that the stock split was made at the beginning of fiscal year 2006.

9.   Notes to significant subsequent events

     (1) Following the revisions of dividend policies on foreign subsidiaries made during fiscal year 2006, Advantest (Singapore) Pte. Ltd. resolved at the meeting of its Board of Directors held on April 3, 2007, that it will pay $210 million as dividend.

          Accordingly, the Company received $210 million as dividend on April 5, 2007, and it will report the approximately (Y)24, 641 million of dividend received as non-operating income.

     (2) The Company resolved at a meeting of its Board of Directors on April 25, 2007 to repurchase its shares in order to implement capital policies responsive to the Company's operating environment pursuant to the Articles of Incorporation in accordance with Article 459, Paragraph 1 of the Company Law under the terms set forth below.

          Resolution at the meeting of Board of Directors regarding the repurchasing of the Company's shares

          (i)  Class of shares to be           Common stock
               repurchased

          (ii) Aggregate number of shares      Up to 3.6 million shares
               to be repurchased

          (iii)Period for share repurchase     From April 26, 2007 to
                                               June 20, 2007

          (iv) Aggregate price of shares       Up to 20 billion yen
               to be repurchased

          (v)  Method of repurchase            Purchase on the market through
                                               the Tokyo Stock Exchange

10.  Other notes

     Amounts less than one million are truncated.

            Copy of Independent Auditors' Audit Report (Consolidated)
            ---------------------------------------------------------

--------------------------------------------------------------------------------

                       Independent Auditors' Audit Report
                       ----------------------------------

                                                                    May 16, 2007

     To the Board of Directors of Advantest Corporation:

                                                     Ernst & Young ShinNihon

                                                              Kiyotada Osada  O
                                                              --------------
                                                          Engagement Partner
                                                 Certified Public Accountant

                                                               Tetsuya Naito  O
                                                               -------------
                                                          Engagement Partner
                                                 Certified Public Accountant

                                                                 Makoto Usui  O
                                                                 -----------
                                                          Engagement Partner
                                                 Certified Public Accountant


     We have audited the consolidated financial statements of Advantest Corporation (the "Company") for its 65th fiscal year (April 1, 2006 through March 31, 2007), including the consolidated balance sheets, consolidated statements of income, consolidated statements of stockholders' equity, and notes to consolidated financial statements, for the purpose of reporting under the provisions of Article 444, Paragraph 4 of the "Company Law." The management of the Company was responsible for the preparation of these consolidated financial statements, and our responsibility shall be limited to the expression of an independent opinion regarding the consolidated financial statements.

     We conducted our audit in accordance with auditing standards generally accepted in Japan. These auditing standards require reasonable assurance that the consolidated financial statements do not contain any untrue statements of material fact. The audit was conducted based on an audit by testing, and included a review of the consolidated financial statements as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

     In our opinion, the consolidated financial statements properly present the financial position and the results of operations during the fiscal year, in all material respects, of the company group consisting of Advantest Corporation and its consolidated subsidiaries in conformity with accounting principles generally accepted in the United States of America (Please refer to "Notes to Consolidated Financial Statements," "1. Notes to basic significant matters regarding the preparation of consolidated financial statements (1)"), pursuant to the provisions of Article 148, Paragraph 1 of the Company Accounting Regulation.

     Additional Information
          As described in "Notes to Consolidated Financial Statements," "5. Note to significant subsequent events," the Company resolved at the meeting of the Board of Directors held on April 25, 2007 to repurchase its shares.

     We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

--------------------------------------------------------------------------------

                   Copy of Independent Auditors' Audit Report
                   ------------------------------------------

--------------------------------------------------------------------------------

                       Independent Auditors' Audit Report
                       ----------------------------------

                                                                May 16, 2007

     To the Board of Directors of Advantest Corporation:

                                                     Ernst & Young ShinNihon

                                                              Kiyotada Osada  O
                                                              --------------
                                                          Engagement Partner
                                                 Certified Public Accountant

                                                               Tetsuya Naito  O
                                                               -------------
                                                          Engagement Partner
                                                 Certified Public Accountant

                                                                 Makoto Usui  O
                                                                 -----------
                                                          Engagement Partner
                                                 Certified Public Accountant


     We have audited the financial statements of Advantest Corporation (the "Company") for its 65th fiscal year (April 1, 2006 through March 31, 2007), which included the balance sheets, statements of income, statements of changes in stockholders' equity, notes to non-consolidated financial statements, and its supporting schedules, for the purpose of reporting under the provisions of Article 436, Paragraph 2, Section 1 of the "Company Law." The management of the Company was responsible for the preparation of these financial statements and its supporting schedules, and our responsibility shall be limited to the expression of an independent opinion regarding the financial statements and its supporting schedules.

     We conducted our audit in accordance with auditing standards generally accepted in Japan. The auditing standards require reasonable assurance that the financial statements and its supporting schedules do not contain any untrue statements of material fact. The audit was conducted based on an audit by testing, and included a review of the financial statements and its supporting schedules as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

     In our opinion, the above financial statements and its supporting schedules properly present the financial position and the results of operations of the Company during the fiscal year, in all material respects, in conformity with accounting principles generally accepted in Japan.

     Additional Information
          As described in "Notes to Non-Consolidated Financial Statements," "9. Note to significant subsequent events," the Company resolved at the meeting of the Board of Directors held on April 25, 2007 to repurchase its treasury shares.

     We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

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                                       34

                Copy of Board of Corporate Auditors' Audit Report
                -------------------------------------------------

--------------------------------------------------------------------------------

                                  Audit Report

     This Audit Report was prepared by the Board of Corporate Auditors of Advantest Corporation (the "Company") after deliberation, based on audit reports prepared by each Corporate Auditor with respect to the methods and results of audit concerning the performance of each Director of his/her respective duties during the 65th fiscal year (April 1, 2006 through March 31, 2007). We hereby report as follows.

     1. Methods of Audit by Corporate Auditors and the Board of Corporate Auditors, and its contents

     In addition to establishing audit policies and audit plans for the fiscal year, and receiving reports from each Corporate Auditor on the implementation status and results of the audit, the Board of Corporate Auditors received reports from Directors and Independent Auditors on the performance of their duties and requested further explanations as deemed necessary.

     In compliance with the Rules on the Board of Corporate Auditors established by the Board of Corporate Auditors, pursuant to the audit policies and audit plans for the fiscal year, each Corporate Auditor communicated with Directors, the Audit Office and other employees in order to collect information, attended meetings of the Board of Directors and other important meetings, received reports from Directors and employees on the performance of their duties, requested further explanations as deemed necessary, reviewed important approval-granting documents, and inspected the state of business operations and assets at the head office and other important branch offices.

     In addition, we monitored and reviewed the contents of resolutions of the meeting of the Board of Directors with respect to the development of a system as defined in Article 100, Paragraphs 1 and 3 of the Regulations for Enforcement of the Company Law, as well as the status of the system (Internal Control System) that has been developed based on such resolutions.

     With respect to subsidiaries, we communicated with and exchanged information with Directors and employees of the subsidiaries and received business reports from subsidiaries as deemed necessary.

     Based on the above methods, we reviewed the business report for the fiscal year and its supporting schedules.

     In addition, we monitored and reviewed whether the Independent Auditors maintained their independent positions and conducted the audit properly, received reports from the Independent Auditors on the performance of their duties, and requested further explanations as deemed necessary. Furthermore, we were informed by the Independent Auditor that they are establishing a "System to ensure the appropriate performance of duties" (Syokumu no Suikou ga Tekisetsu ni Okonawareru Koto o Kakuho Suru Tameno Taisei) (Matters as defined in each Section of Article 159 of the Company Accounting Regulations) pursuant to "Quality control standards of audit" (Kansa ni Kansuru Hinshitsu Kanri Kijyun) (the Business Accounting Counsel, October 28, 2005), and requested their explanations as deemed necessary.

     Based on the above methods, we reviewed the consolidated financial statements for the 65th fiscal year (the consolidated balance sheets, consolidated statements of income, consolidated statements of stockholders' equity, and notes to consolidated financial statements) and the financial statements (the balance sheets, statements of income, statements of changes in stockholders' equity, notes to non-consolidated financial statements) as well as its supporting schedules.

     2.   Results of Audit

     (1)  Results of audit of the business report and other documents

          (i) The business report and its supporting schedules of the Company accurately present the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.

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                                       35

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          (ii) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors.

          (iii)The contents of the resolutions of the meeting of the Board of Directors with respect to the internal control system are appropriate. In addition, there are no matters to be pointed out regarding the performance of duties of Directors with respect to the internal control system.

     (2)  Results of audit of the consolidated financial statements

          The methods and results of audit performed by Ernst & Young ShinNihon, the independent auditor of the Company, are appropriate.

     (3) Results of audit of the financial statements and its supporting schedules.

          The methods and results of audit performed by Ernst & Young ShinNihon, the independent auditor of the Company, are appropriate.


     May 23, 2007
                            Board of Corporate Auditors of Advantest Corporation

                                    Noboru Yamaguchi             O
                                    ----------------
                                    Corporate Standing Auditor

                                    Tadahiko Hirano              O
                                    ---------------
                                    Corporate Standing Auditor

                                    Takashi Takaya               O
                                    --------------
                                    Outside Corporate Auditor

                                    Megumi Yamamuro              O
                                    ---------------
                                    Outside Corporate Auditor

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                                       36

                           Memorandum to Shareholders
                           --------------------------

Fiscal Year: Starting from April 1 of each year and ending on March 31 of the following year

Ordinary general meeting of shareholders: June of each year

Date of Decision on shareholders of record qualified to receive dividends:
March 31 of each year and September 30 when interim dividends are paid.

Method for public notice:
Public notice will be posted on the Advantest website
(http://www.advantest.co.jp/investors/). However, in the case of accidents or other inevitable circumstances that prevent the Company from posting public notices on such Company's website, public notices are carried in the Nihon Keizai Shimbun.

Share registration agent: Main Office, Tokyo Securities Transfer Agent Co., Ltd.

Place for share transfer/registration business:
Togin Bld. 3F, 4-2 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005
Toll free number: (0120)49-7009
Telephone: (03)3212-4611

Agent for share transfer/registration business:
Main Office and Branch Offices in Japan, The Chuo Mitsui Trust and Banking Company, Limited


Number of shares comprising one unit: 100 shares

(Notice)

Demand for sales of fractional shares and demand for purchase of fractional sales:

The share transfer agents mentioned above accept demands for sales and purchases of fractional shares. Any demand for purchase of fractional shares will be suspended for 12 business days prior to March 31 and 12 business days prior to September 30. In addition, Tokyo Securities Transfer Agent Co., Ltd. may suspend the handling of demands for the purchase of fractional shares for a certain period designated by the Company.

Registration of lost share certificates:

Those who have lost their share certificates may follow the procedure concerning lost share certificates with the share transfer agents mentioned above. When such procedure is complete, the symbol and number of lost share certificates are registered on the lost share certificate registration book, which will be available for public inspection. Should there be no objection to such registration of the registered lost share certificates for a period of one year, those who have lost their share certificates may receive new share certificates. The fees charged for the registration will be a basic fee of (Y)10,000 and an additional fee of (Y)500 per lost certificate.

*For details, please contact the above share registration agent.


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